Exhibit 99.1

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Financial Statements
(Unaudited)

(Expressed in thousands of United States (U.S.) dollars)

Third quarter ended September 30, 2016

Aurinia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

(Expressed in thousands of U.S. dollars)

	September 30,	December 31,
	2016	2015
	$	$
Assets

Current assets
Cash and cash equivalents	12,333	5,756
Short term investment (note 4)	3,047	9,997
Accounts receivable	98	47
Prepaid expenses and deposits	1,845	734
	17,323	16,534

Property and equipment	26	36
Acquired intellectual property and other intangible assets	15,901	16,997

Total assets	33,250	33,567

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,932	3,333
Current portion of deferred revenue	118	168
Provision for restructuring costs	-	116
Contingent consideration (note 5)	1,716	-
	4,766	3,617

Deferred revenue	590	678

Contingent consideration (note 5)	3,366	3,810

Derivative warrant liability (note 6)	4,425	5,499

	13,147	13,604
Shareholders’ equity

Share capital
Common shares (note 7)	275,805	261,645
Warrants (note 7)	1,086	1,297
Contributed surplus	16,732	15,579
Accumulated other comprehensive loss	(805)	(805)
Deficit	(272,715)	(257,753)

Total shareholders’ equity	20,103	19,963

Total liabilities and shareholders’ equity	33,250	33,567

Going concern (note 2)
Subsequent events (note 13)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
For the three and nine month periods ended September 30, 2016 and 2015

(Expressed in thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	$	$	$	$
Revenue
Licensing revenue	29	29	88	88
Research and development revenue	-	25	50	75
Contract services	2	3	5	15

	31	57	143	178
Expenses
Research and development	3,342	4,670	9,072	12,330
Corporate, administration and business development	1,716	1,380	4,743	4,699
Amortization of acquired intellectual property and other intangible assets	357	429	1,099	1,179
Amortization of property and equipment	5	5	15	16
Contract services	1	1	3	10
Other expense (income) (note 8)	1,078	(55)	1,247	126

	6,499	6,430	16,179	18,360
Net gain (loss) before gain on derivative warrant liability	(6,468)	(6,373)	(16,036)	(18,182)

Gain (loss) on derivative warrant liability (note 6)	(951)	1,163	1,074	3,638

Net loss and comprehensive loss for the period	(7,419)	(5,210)	(14,962)	(14,544)

Loss per share (note 9)
Basic and diluted net loss per common share	(0.21)	(0.16)	(0.44)	(0.45)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)
For the three and nine month periods ended September 30, 2016 and 2015

(Expressed in thousands of U.S. dollars)

				Accumulated
				Other
	Common		Contributed	Comprehensive		Shareholders’
	Shares	Warrants	surplus	Loss	Deficit	Equity
	$	$	$	$	$	$

Balance – January 1, 2016	261,645	1,297	15,579	(805)	(257,753)	19,963
						-
Issue of common shares ( note 7)	6,142	-	-	-	-	6,142
Share issue costs	(407)	-	-	-	-	(407)
Issue of units (note 7)	6,260	820	-	-	-	7,080
Share issue costs	(389)	(51)	-	-	-	(440)
Exercise of warrants (note 7)	2,498	(825)				1,673
Expiry of warrants ( note 7)		(155)	155			-
Exercise of stock options (note 7)	56		(29)			27
Stock-based compensation	-	-	1,027	-	-	1,027
Net loss for the period	-	-	-	-	(14,962)	(14,962)

Balance – September 30, 2016	275,805	1,086	16,732	(805)	(272,715)	20,103

Balance – January 1, 2015	259,712	1,804	12,306	(805)	(239,146)	33,871

Exercise of warrants (note 7)	1,020	(335)	-	-	-	685
Exercise of cashless warrants	636	-	-	-	-	636
Expiry of warrants	-	(172)	172	-	-	-
Exercise of stock options (note 7)	277	-	(123)	-	-	154
Stock-based compensation	-	-	2,736	-	-	2,736
Net loss for the period	-	-	-	-	(14,544)	(14,544)

Balance – September 30, 2015	261,645	1,297	15,091	(805)	(253,690)	23,538

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Cash Flow
(Unaudited)
For the three and nine month periods ended September, 2016 and 2015

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September	September	September	September
	30,	30,	30,	30,
	2016	2015	2016	2015
	$	$	$	$
Cash flow provided by (used in)

Operating activities
Net loss for the period	(7,419)	(5,210)	(14,962)	(14,544)
Adjustments for:
Amortization of deferred revenue	(29)	(54)	(138)	(163)
Amortization of property and equipment	5	5	15	16
Amortization of acquired intellectual property and other intangible assets	357	429	1,099	1,179
Change in valuation of short-term investment	-	(7)	-	(18)
Revaluation of contingent consideration	1,146	25	1,272	298
Loss (gain) on derivative warrant liability	951	(1,163)	(1,074)	(3,638)
Stock-based compensation	548	679	1,027	2,736
Gain on sale of equipment	(13)	-	(13)	-
Change in provision for restructuring costs	(38)	(39)	(116)	(116)
Net change in other operating assets and liabilities (note 11)	304	137	(1,563)	1,322
Net cash used in operating activities	(4,188)	(5,198)	(14,453)	(12,928)

Investing activities
Purchase of short-term investment	(6,046)	(9,984)	(18,091)	(19,983)
Proceeds on maturity of short-term investment	5,998	10,010	25,041	20,010
Proceeds on sale of equipment	13	-	13	-
Purchase of equipment	(4)	-	(5)	(6)
Capitalized patent costs	-	(18)	(3)	(44)

Net cash generated from (used in) investing activities	(39)	8	6,955	(23)

Financing activities
Proceeds from issuance of common shares	6,142	-	6,142	-
Share issue costs related to issuance of common shares	(407)	-	(407)	-
Proceeds from issuance of units	-	-	7,080	-
Share issue costs related to issuance of units	-	-	(440)	-
Proceeds from exercise of warrants	1,673	-	1,673	685
Proceeds from exercise of stock options	27	56	27	154
Net cash generated from financing activities	7,435	56	14,075	839

Increase (decrease) in cash and cash equivalents	3,208	(5,134)	6,577	(12,112)

Cash and cash equivalents – beginning of period	9,125	15,728	5,756	22,706

Cash and cash equivalents – end of period	12,333	10,594	12,333	10,594

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and nine month periods ended September 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

1.	Corporate information

Aurinia Pharmaceuticals Inc. or the “Company” is a clinical stage pharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed.

Aurinia Pharmaceuticals Inc. is organized pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the NASDAQ Global Market (NASDAQ) under the symbol AUPH and on the Toronto Stock Exchange under the symbol AUP. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis (“LN”).

These interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma Corp., Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

2.	Going concern

These interim condensed consolidated financial statements have been prepared using International Financial Reporting Standards (IFRS) applicable to a going concern, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. The Company has no source of operating cash flow and operations to date have been funded primarily from the issue of share capital.

As at September 30, 2016, the Company had net working capital, excluding the current portion of contingent consideration, of $14,273,000 compared to $12,917,000 as at December 31, 2015. For the three month period ended September 30, 2016, the Company reported a loss of $7,419,000 (September 30, 2015 – $5,210,000) and a cash outflow from operating activities of $4,188,000 (September 30, 2015 – $5,198,000). As at September 30, 2016, the Company had an accumulated deficit of $272,715,000 (December 31, 2015 – $257,753,000).

On July 22, 2016 the Company entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. pursuant to which the Company could from, time to time, sell common shares through at-the-market (“ATM”) offerings, with Cantor Fitzgerald acting as sales agent. The Company received net proceeds of $5,735,000 in the third quarter ended September 30, 2016.

The Company also received proceeds of $1,673,000 from the exercise of warrants in the third quarter of 2016.

Previously, on June 22, 2016 the Company had completed a private placement of 3 million units of the Company at $2.36 per unit for net proceeds of $6,640,000.

On October 16, 2015, the Company had filed a Short Form Base Shelf Prospectus (the Shelf Prospectus). The Shelf Prospectus and corresponding shelf registration statement allows the Company to offer up to $250,000,000 of common shares, warrants and subscription receipts or any combination thereof during the 25-month period that the Shelf Prospectus is effective. The Shelf Prospectus is intended to give the Company the capability to access new capital from time to time. The Base shelf prospectus was utilized for the ATM facility, and as result, the remaining amount currently available under the Base Shelf Prospectus is $242,000,000.

The proceeds received from the ATM, warrant exercises and private placement have provided the Company with liquidity in the short-term and sufficient funding to complete the Phase 2b LN trial and continue the Phase 3 LN planning process. However, the Company will need to undertake substantial additional equity offerings within the next 12 months in order to continue the development and commercialization of voclosporin for LN, including the funding of the active patient portion of the Phase 3 program.

The outcome of these offerings is dependent on a number of factors outside of the Company’s control. The nature of the biotechnology sector and current financial equity market conditions make the success of any future financing ventures uncertain. There is no assurance the ATM financing or any new financings will be successful. This uncertainty casts

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and nine month periods ended September 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

significant doubt upon the Company’s ability to continue as a going concern and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The success of the Company and recoverability of amounts expended on research and development to date, including capitalized intangible assets, are dependent on the ability of the Company to raise additional cash, then to complete development activities, receive regulatory approval and to be able to commercialize voclosporin in the key markets and indications, whereby the Company can achieve future profitable operations. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, commence new areas of research and development or curtail certain or all of the Company’s operations. There is no assurance these initiatives will be successful.

These interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported revenues and expenses and statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3.	Basis of presentation

These interim condensed consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2015 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

These interim condensed consolidated financial statements were authorized for issue by the audit committee of the Board of Directors on November 3, 2016.

4.	Short term investment

The short-term investment, recorded initially at fair value and subsequently at amortized cost using the effective interest method, is a 61 day HSBC Bank US denominated discount note due November 8, 2016, with an amortized cost of $3,047,000 and an initial cost of $3,046,000. (December 31, 2015 - 6 month HSBC US denominated discount note due February 10, 2016 with an amortized cost of $9,997,000 and an initial cost of $9,984,000). The note has an effective interest rate of 0.428%. (December 31, 2015 - 0.311%).

5.	Contingent consideration

The outstanding fair value of contingent consideration payable to ILJIN Life Science Co., Ltd. (“ILJIN”) resulting from the Arrangement Agreement completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN consists of potential payments of up to $10,000,000 to be paid in five equal tranches according to the achievement of pre-defined clinical and marketing milestones.

The fair value of this portion of contingent consideration at September 30, 2016 was estimated to be $5,082,000 (December 31, 2015 - $3,810,000) and was determined by applying the income approach. The fair value estimates at September 30, 2016 were based on a discount rate of 10% which has remained unchanged since December 31, 2015.

The Company achieved a positive 24 week primary endpoint result in the Phase 2b clinical LN trial in the third quarter of 2016. As such while no milestone was attached to this positive primary endpoint result, it was an event that triggered an adjustment of the probability of success of the milestones such that the probability of success factors were increased for certain of the milestones. As a result of this adjustment the probability factors, the probability adjusted payment ranges were increased to 35% to 90% as at September 30, 2016 from 35% to 70% as at June 30, 2016. The current portion of the contingent consideration liability of $1,716,000 represents the first milestone that is expected to be achieved within the year. The change in probability factors for the milestones resulted in revaluation of contingent consideration expense of $1,146,000 for the three months ended September 30, 2016 compared to $25,000 for the comparable period in 2015.

This is a level 3 recurring fair value measurement.

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and nine month periods ended September 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

If the probability for success were to increase by the factor of 10% for each milestone this would increase the obligation by approximately $775,000 at September 30, 2016. If the probability for success were to decrease by the factor of 10% for each milestone this would decrease the obligation by approximately $775,000.

6.	Derivative warrant liability

The holders of the warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercised multiplied by a five day weighted average market price less the exercise price with the difference divided by the weighted average market price. No warrants were exercised in the nine month period ended September 30, 2016. In the first quarter ended March 31, 2015, a holder of these warrants elected this option and the Company issued 66,000 common shares upon the cashless exercise of 182,000 warrants. These warrants had a fair value of $636,000 at the date of exercise, determined using the Black-Scholes warrant pricing model. This amount was transferred from derivative warrant liability to common shares.

At September 30, 2016 the Company estimated the fair value of the derivative warrant liability at $4,425,000 (December 31, 2015 - $5,499,000) which resulted in a loss on revaluation of derivative warrant liability for the three months ended September 30, 2016 of $951,000 (September 30, 2015 - gain on revaluation of derivative warrant liability of $1,163,000).

The Company considers the expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

The Company uses the Black-Scholes option pricing model to estimate fair value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liability on September 30, 2016 and December 31, 2015:

	September 30,	December 31,
	2016	2015
Annualized volatility	57%	84%
Risk-free interest rate	0.80%	1.19%
Expected life of warrants in years	2.37	3.13
Dividend rate	0.0%	0.0%
Market price	$3.01	$2.47
Fair value per Warrant	$0.97	$1.21

This is a Level 3 recurring fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $913,000 at September 30, 2016. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $856,000. If the volatility were to increase by 10%, this would increase the obligation by approximately $441,000. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $449,000 at September 30, 2016.

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and nine month periods ended September 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

The following table presents the changes in the derivative warrant liability categorized as Level 3:

	# of Warrants	$
	(in thousands)

Balance at January 1, 2016	4,548	5,499
Loss on revaluation of derivative warrant liability	-	(664)

Balance at March 31, 2016	4,548	4,835
Gain on revaluation of derivative warrant liability	-	(1,361)

Balance at June 30, 2016	4,548	3,474
Loss on revaluation of derivative warrant liability	-	951

Balance at September 30, 2016	4,548	4,425

Balance at January 1, 2015	4,730	11,235
Conversion to equity (common shares) upon exercise of warrants	(182)	(636)
Loss on revaluation of derivative warrant liability	-	2,927

Balance at March 31, 2015	4,548	13,526
Gain on revaluation of derivative warrant liability	-	(5,402)

Balance at June 30, 2015	4,548	8,124
Gain on revaluation of derivative warrant liability		(1,163)

Balance at September 30, 2015	4,548	6,961

7.	Share Capital

(a)	Common shares

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

	Common Shares
Issued	#	$
	(in thousands)

Balance at January 1, 2016	32,287	261,645
Issued pursuant to At the Market Facility	2,618	5,735
Issued pursuant to June 22, 2016 private placement	3,000	5,871
Issued pursuant to exercise of warrants	879	2,498
Issued pursuant to exercise of stock options	10	56

Balance at September 30, 2016	38,794	275,805

Balance at January 1, 2015	31,818	259,712
Issued pursuant to exercise of warrants	348	1,020
Issued pursuant to exercise of derivative liability warrants	66	636
Issued pursuant to exercise of stock options	55	277

Balance at September 30, 2015	32,287	261,645

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and nine month periods ended September 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

At-the-Market Facility

On July 22, 2016 the Company entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. (“Cantor Fitzgerald”) pursuant to which the Company may from time to time sell common shares, through at-the-market (“ATM”) offerings with Cantor Fitzgerald acting as sales agent, such common shares as would have an aggregate offer price of up to US$10,000,000. The Company intends to use the net proceeds from the ATM to continue development of its lead drug candidate, voclosporin, as a therapy for LN, and for general corporate purposes.

Pursuant to this agreement the Company issued 2,618,000 common shares, receiving proceeds of $5,735,000, net of share issue costs of $407,000 for the three months ended September 30, 2016. Share issue costs of $407,000 included a 3% commission of $184,000 paid to the agent and professional fees and filing fees of $223,000 directly related to the ATM. See also note 13-subsequent events.

Private placement

On June 22, 2016, the Company completed a private placement for net proceeds of $6,640,000. The Company intends to use the net proceeds from the private placement to continue development of its lead drug candidate, voclosporin, as a therapy for LN, and for general corporate purposes.

Under the terms of the private placement, the Company issued 3,000,000 units (the “Units”) at a price of $2.36 per Unit. Each Unit consisted of one common share and 0.35 of a common share purchase warrant (a “Warrant”), exercisable for a period of two years from the date of issuance at an exercise price of $2.77.

Share issue costs of $440,000 included a cash commission of $250,000 paid to the agent and legal and filing fees of $190,000 directly related to the private placement.

(b)	Warrants

	Warrants
Issued	#	$
	(in thousands)

Balance at January 1, 2016	1,368	1,297
Issued pursuant to June 22, 2016 private placement	1,050	769
Warrants exercised	(879)	(825)
Warrants expired	(160)	(155)

Balance September 30, 2016	1,379	1,086

Balance at January 1, 2015	1,724	1,804
Warrants exercised	(348)	(335)
Warrants expired	(8)	(172)

Balance September 30, 2015	1,368	1,297

On June 22, 2016, pursuant to the private placement noted above, the Company issued 1,050,000 warrants to purchase common shares at a price of $2.77 per common share. The warrants have a term of two years from the date of issuance. The fair value attributed to the warrants using the Black-Scholes option pricing model was $769,000, net of share issue costs of $51,000.

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and nine month periods ended September 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

The following assumptions were used to estimate the fair value of the warrants issued during the three and nine month period ended September 30, 2016:

	Three months	Nine months
	ended	ended
	September 30,	September 30,
	2016	2016
Expected volatility	-	50%
Risk-free interest rate	-	0.75%
Expected life of warrants in years	-	2
Dividend rate	-	0.0%
Exercise price	-	$2.77
Market price on date of issue	-	$2.36
Fair value per warrant	-	$0.78

Warrants outstanding at September 30, 2016		Weighted average
	#	exercise price
Expiry date:	(in thousands)	$

Exercisable in CDN$
June 26, 2018 (CDN$2.25 and CDN$2.50)	315	1.90
December 31, 2018 (CDN$2.00)	14	1.52
	329	1.89
Exercisable in US$
February 14, 2019 (note 6)	4,548	3.22
June 22, 2018	1,050	2.77

	5,927	3.07

(c)	Stock options and compensation expense

A summary of the outstanding stock options as of September 30, 2016 and 2015 and changes during the nine month periods ended on those dates is presented below:

		September 30,		September 30,
		2016		2015

		Weighted		Weighted
		average		average
		exercise		exercise
		price		price
	#	In CDN$	#	In CDN$

Outstanding – Beginning of period	2,713	4.00	1,376	3.68
Granted	1,660	3.46	1,391	4.33
Expired	(70)	7.00	-	-
Forfeited	(195)	3.94	(17)	4.72
Cancelled	-	-	(25)	4.25
Exercised	(10)	3.50	(55)	3.50

Outstanding – End of period	4,098	3.73	2,670	4.01

Options exercisable – End of period	2,715	3.90	1,694	3.92

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and nine month periods ended September 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

On June 8, 2016 the Shareholders of the Company approved the amendment to the Stock Option Plans to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan from 10% to 12.5% of the outstanding Common Shares of the Company at the time of granting.

Therefore, the maximum number of Common Shares issuable under the Stock Option Plan is equal to 12.5% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at September 30, 2016 there were 38,794,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 4,849,250 options available for issuance under the Stock Option Plan. An aggregate total of 3,898,000 options are presently outstanding in the Stock Option Plan, representing 10.0% of the issued and outstanding Common Shares of the Company.

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.

The Company granted 60,000 stock options to directors of the Company on March 23, 2016 at a price of $3.00 (CDN$3.96) per common share. On March 30, 2016 the Company granted 220,000 stock options to officers and employees of the Company at a price of $3.02 (CDN$3.91) per common share. On March 31, 2016 the Company granted 40,000 stock options to the Chief Executive Officer, at the time, of the Company at a price $2.90 (CDN$3.76) per common share. On January 6, 2015, the Company granted 960,000 stock options to directors, officers and employees of the Company at a price of $3.59 (CDN$4.25) per common share. The options granted in 2015 and 2016, mentioned above, all vest in equal amounts over 12 months and are exercisable for a term of five years.

On June 17, 2016 the Company granted 1,000,000 stock options to the Chief Executive Officer of the Company at a price of $2.48 (CDN$3.20) per common share. These options vest in equal amounts over 36 months and are exercisable for a term of five years.

On July 12, 2016, the Company granted 100,000 options to the newly hired employee at a price of $3.05 (CDN $4.00) per common share. On July 21, 2016 the Company granted 40,000 options to an employee at a price $3.03 (CDN $3.95) per common share. Both of these option grants vest in equal amounts over 36 months and are exercisable for a term of five years.

In addition, on May 2, 2016 the Company granted 200,000 inducement stock options to a new employee pursuant to Section 613 (g) of the TSX Company Manual at a price of $2.92 (CDN $3.66). These options vest in equal amounts over 36 months and are exercisable for a term of five years. These options are recorded outside of the Company’s stock option plan.

The Company recognized stock-based compensation expense of $548,000 and $1,027,000 for the three and nine month periods ended September 30, 2016 respectively (2015 – $679,000 and $2,736,000) with corresponding credits to contributed surplus. For the three and nine months ended September 30, 2016, stock compensation expense has been allocated to research and development expense in the amount of $79,000 and $288,000 respectively (2015 – $140,000 and $773,000) and corporate administration expense in the amount of $469,000 and $739,000 respectively (2015 – $539,000 and $1,963,000).

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted to employees, officers and directors.

The following weighted average assumptions were used to estimate the fair value of the options granted during the nine month periods ended September 30, 2016 and 2015:

	September 30,	September 30,
	2016	2015
Expected volatility	74%	85%
Risk-free interest rate	.59%	.93%
Expected life of options in years	4.0	3.9
Estimated forfeiture rate	16.9%	11.1%
Dividend rate	0.0%	0.0%
Exercise price	$2.68	$3.56
Market price on date of grant	$2.68	$3.56
Fair value per common share option	$1.46	$2.16

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and nine month periods ended September 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behaviour.

Determining the fair value of stock options on grant date, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility. If the market price or volatility factors were to increase or decrease by a change of 10% there would be no significant impact.

8.	Other expense (income)

	Three months ended		Nine months ended
	September	September	September	September
	30,	30,	30,	30,
	2016	2015	2016	2015
	$	$	$	$
Other expense (income) net composed of:

Finance income
Interest income	(7)	(11)	(20)	(40)

Other
Revaluation adjustment on contingent consideration (note 5)	1,146	25	1,272	298
Foreign exchange loss (gain) and other	(48)	(69)	8	(132)
Gain on Sale of Equipment	(13)	-	(13)	-
	1,085	(44)	1,247	166

	1,078	(55)	1,250	126

9.	Net loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the three and six months ended September 30, 2016 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of outstanding stock options and warrants were not included in the computation of the diluted loss per common share for the three and nine months ended September 30, 2016 and September 30, 2015 because to do so would be anti-dilutive.

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and nine month periods ended September 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	Three months ended		Nine months ended
	September	September	September	September
	30, 2016	30, 2015	30, 2016	30, 2015
	$	$	$	$

Net loss for the period	(7,419)	(5,210)	(14,962)	(14,544)

	#	#	#	#
	In thousands	In thousands	In thousands	In thousands
Weighted average common shares outstanding	36,079	32,278	33,648	31,970

	$	$	$	$
Loss per common share (expressed in $ per share)	(0.21)	(0.16)	(0.44)	(0.45)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	September	September
	30,	30,
	2016	2015
	#	#
	In thousands	In thousands
Stock options	4,098	2,670
Warrants (derivative liability)	4,548	4,548
Warrants (equity)	1,379	1,368

	10,025	8,586

10.	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

The following geographic area data reflects revenue based on customer location.

Geographic information

	Three months ended		Nine months ended
	September	September	September	September
	30,	30,	30,	30,
	2016	2015	2016	2015
	$	$	$	$
Revenue
Canada	2	28	55	90
China	29	29	88	88

	31	57	143	178

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and nine month periods ended September 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

11.	Supplementary cash flow information

Net change in other operating assets and liabilities:

	Three months ended		Nine months ended
	September	September	September	September
	30,	30,	30,	30,
	2016	2015	2016	2015
	$	$	$	$

Accounts receivable	(49)	30	(51)	37
Prepaid expenses and deposits	(117)	(159)	(1,111)	132
Accounts payable and accrued liabilities	470	266	(401)	1,153

	304	137	(1,563)	1,322

12.	Foreign exchange risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk that variations in exchange rates between the United States dollar, which is the Company’s functional currency, and foreign currencies, primarily with the Canadian dollar, will affect the Company’s operating and financial results.

The following table presents the Company’s exposure to the CDN dollar:

	September	September
	30,	30,
	2016	2015
	$	$
Cash and cash equivalents	696	102
Accounts receivable	97	41
Accounts payable and accrued liabilities	(654)	(515)

Net exposure	139	(372)

	Reporting Date Rate
	September	September
	30,	30,
	2016	2015
	$	$
CDN$ - US$	0.762	0.749

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the U.S. dollar would have decreased the net loss by $14,000 assuming that all other variables remained constant. An assumed 10 percent weakening of the U.S. dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and nine month periods ended September 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

13.	Subsequent events

(a)	Exercise of cashless warrants

Subsequent to the quarter end, a non-affiliated third party holder of February 14, 2014 warrants exercised the cashless exercise option and received 224,000 common shares of the Company upon the exercise of 619,000 warrants.

(b)	ATM

Subsequent to the end of the third quarter, the Company issued 688,000 common shares, receiving net proceeds of $1,803,000 from the ATM facility.

Sales pursuant to this ATM were concluded subsequent to the end of the third quarter and in total the Company received gross proceeds in the aggregate of $8,000,000, which was the maximum allowable pursuant to the limit imposed under the rules of the Toronto Stock Exchange. See note 7(a) for further discussion of the ATM.